SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consist of the following document, which is attached hereto and incorporated by reference herein:

99.1 NICE to Present the Future of Contact Centers at CCW 2019, dated February 4, 2019.
99.2 NICE inContact CXone Wins 2019 BIG Innovation Award, dated February 6, 2019.
99.3 Integrated Care 24 Selects NICE to Ensure Unparalleled Quality of Care and Audit Accuracy, dated February 7, 2019.
99.4 NICE Actimize Receives “Best MiFID II Trading Solution for US Clients” Award from Pageant Media Marking Fifth Consecutive Year of Wins, dated February 7, 2019.
99.5 NICE Transformational Global Policing Summit to Showcase the Power of Digital Evidence Management and Robotic Automation, dated February 11, 2019.
99.6 For Third Consecutive Year NICE Named a Leader in Gartner's Magic Quadrant for Workforce Engagement Management, Furthest for Completeness of Vision and Highest for Ability to Execute, dated February 14, 2019.
99.7 NEC Australia Signs Partnership with NICE inContact, dated February 19, 2019.
99.8 NICE Actimize Enhances Sales Practices & Suitability Solution with Flexible Client Review Models and Investigative Tools, dated February 20, 2019.
99.9 NICE to Hold the Largest Customer Experience Industry Event - Interactions 2019, in Las Vegas on April 15-17, dated February 21, 2019.
100.0 NICE Actimize Creates “Future of Enterprise Fraud” Educational Events Featuring Leading Industry Analyst, dated February 22, 2019.
100.1 NICE Unveils Enhanced Strategic Planner, Unleashing the Power of AI Based Long-Term Planning, dated February 25, 2019.
100.2 NICE Revolutionizes IVR Optimization with Advanced Artificial Intelligence, dated February 26, 2019.
100.3 NICE Actimize Selected by Crypto Finance Leader Circle to Implement Markets Surveillance and Protections Strategy, dated February 27, 2019.
100.4 NICE Takes Gold and Silver at the 2019 Stevie Awards for NEVA and CXone, dated February 28, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. By: /s/ Tali Mirsky Name: Tali Mirsky Title: Corporate VP, General Counsel and Corporate Secretary Dated: March 6, 2019

EXHIBIT INDEX

This Report on Form 6-K of NICE consist of the following document, which is attached hereto and incorporated by reference herein:

99.1 NICE to Present the Future of Contact Centers at CCW 2019, dated February 4, 2019.
99.2 NICE inContact CXone Wins 2019 BIG Innovation Award, dated February 6, 2019.
99.3 Integrated Care 24 Selects NICE to Ensure Unparalleled Quality of Care and Audit Accuracy, dated February 7, 2019.
99.4 NICE Actimize Receives “Best MiFID II Trading Solution for US Clients” Award from Pageant Media Marking Fifth Consecutive Year of Wins, dated February 7, 2019.
99.5 NICE Transformational Global Policing Summit to Showcase the Power of Digital Evidence Management and Robotic Automation, dated February 11, 2019.
99.6 For Third Consecutive Year NICE Named a Leader in Gartner's Magic Quadrant for Workforce Engagement Management, Furthest for Completeness of Vision and Highest for Ability to Execute, dated February 14, 2019.
99.7 NEC Australia Signs Partnership with NICE inContact, dated February 19, 2019.
99.8 NICE Actimize Enhances Sales Practices & Suitability Solution with Flexible Client Review Models and Investigative Tools, dated February 20, 2019.
99.9 NICE to Hold the Largest Customer Experience Industry Event - Interactions 2019, in Las Vegas on April 15-17, dated February 21, 2019.
100.0 NICE Actimize Creates “Future of Enterprise Fraud” Educational Events Featuring Leading Industry Analyst, dated February 22, 2019.
100.1 NICE Unveils Enhanced Strategic Planner, Unleashing the Power of AI Based Long-Term Planning, dated February 25, 2019.
100.2 NICE Revolutionizes IVR Optimization with Advanced Artificial Intelligence, dated February 26, 2019.
100.3 NICE Actimize Selected by Crypto Finance Leader Circle to Implement Markets Surveillance and Protections Strategy, dated February 27, 2019.
100.4 NICE Takes Gold and Silver at the 2019 Stevie Awards for NEVA and CXone, dated February 28, 2019.